NewsRelease

TransCanada Files for ANR Pipeline Rate Revision

HOUSTON, Texas – January 29, 2016 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that its ANR Pipeline Company (ANR) submitted a filing with the Federal Energy Regulatory Commission (FERC) under Section 4 of the Natural Gas Act (NGA) seeking to revise base rates. The proposal responds to the significant changes that have occurred over the last few years in natural gas supply, demand and transportation in North America.

“ANR continues to be a critical component of our natural gas transmission network,” said Brandon Anderson, TransCanada’s Senior Vice-President and General Manager, U.S. Natural Gas Pipelines. “We have and continue to make significant capital investments to ensure the reliability and integrity of ANR and this filing is designed to enhance the long-term economic viability of ANR while continuing to provide safe and reliable service to our valued customers.”

This filing seeks a balanced solution for both customers and the company. TransCanada continues to have discussions with customers to explain the filing, the required capital projects and other factors leading to the proposal to adjust ANR’s rates. ANR anticipates that its proposed rates will take effect in the third quarter of 2016. These rates are subject to customer refund as a result of the rates ultimately approved by FERC, which is based on the outcome of the regulatory process or settlement negotiations with ANR’s customers.

For more information on the proposal please visit the FERC website at www.ferc.gov for a copy of the application.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,500 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522